UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshen, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Nasdaq Notification & Company Compliance with the Nasdaq Stockholders’ Equity Requirement

On or about August 15, 2025, UTime Limited (the “Company”) received notice from the Nasdaq Stock Market LLC (“Nasdaq”) that it was no longer in compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing, as set forth in Nasdaq Listing Rule 5550(b)(1), based on the stockholders’ equity reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on August 11, 2025. However, because the Company completed a $25 million private placement (the “Private Placement”) of the Company’s ordinary shares on August 12, 2025, the Company believes it is currently in compliance with Rule 5550(b)(1), as the Company believes it has stockholders’ equity of approximately $6.69 million, on a pro forma basis, after completing the Private Placement. As the Company has greatly reduced its expenditures by discontinuing certain unprofitable business lines and activities, the Company believes it will be able to maintain compliance with the $2.5 million stockholders’ equity requirement for the next 12 months and on a going forward basis. As a result, as of the date of this Current Report on Form 6-K, the Company believes it has regained compliance with Nasdaq’s $2.5 million stockholders’ equity requirement for continued listing based on its completion of the Private Placement.

Nasdaq will continue to monitor the Company’s ongoing compliance with the $2.5 million stockholders’ equity requirement and, if at the time of the Company’s next periodic report the Company does not evidence compliance, it may be subject to delisting.

Discontinuation and Divestitures of Certain Subsidiaries

On October 14, 2025, the Company announced it will discontinue the following subsidiaries, effective immediately: Changsha Utime Business Management Co., Ltd., WTO New York Inc. and UT (HK) International Technology Co. Limited. The Company determined that it was in its best interests to cease operations in such entities and classify them as discontinued businesses. As a result, the Company confirms that it has divested those entities from the UTime corporate group, and their future activities, assets and liabilities will no longer be affiliated with or attributable to UTime Limited or any of its consolidated entities. The divestiture process has been initiated and is currently in progress. UTime remains committed to focusing on its core businesses and strategic priorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: October 14, 2025	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)